United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: June 22nd, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

NOT FOR DISTRIBUTION IN THE UNITED STATES

THIS ANNOUNCEMENT IS NOT, AND IS NOT INTENDED TO BE, AN OFFER OF SECURITIES OF TCL COMMUNICATION TECHNOLOGY HOLDINGS LIMITED (“TCL COMMUNICATION”) FOR SALE IN THE UNITED STATES. SECURITIES OF TCL COMMUNICATION HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.

Press release

TCL and Alcatel well on track to create a New Global Handset Player

Paris June 21, 2004 — TCL Communication Technology Holdings Limited (“TCL Communication”), the intended holding company of Huizhou TCL Mobile Communication Co., Ltd. (“TCL Mobile”), a leading mobile handsets manufacturer in China, and Alcatel (Paris: CGEP.PA and NYSE: ALA), a worldwide leader in telecommunications network equipment, applications and services, today announced the signature of a Subscription Agreement in connection with the establishment of a joint venture company engaging in the research and development, subcontracting of manufacturing, sales and distribution of mobile handsets and peripheral devices.

Significant progress has been made since the signature of the Memorandum of Understanding (“MOU”) was announced on 26, April 2004. The signature of the Subscription Agreement brings TCL Mobile and Alcatel closer to the creation of the joint venture company. The Joint Venture will be established in Hong Kong.

As contemplated under the Subscription Agreement, TCL Communication will contribute cash of €55 million for an equity stake of 55% in the joint venture and Alcatel will contribute cash and its mobile handset business to a value of €45 million for the remaining 45% stake. Alcatel’s mobile handset business comprises among other things, leased real properties, fixtures and equipment, raw materials and finished goods, accounts receivables, certain intellectual properties owned or licensed by Alcatel, contracts, liabilities and employees all primarily or exclusively related to the MPD Business.

The estimated net asset value of the joint venture company immediately after closing is expected to be €100 million.

It is expected that closing will take place in July or August 2004, subject to approval of shareholders of TCL Corporation, receipt of all required governmental approvals and execution of various shareholder and operational agreements.

Key Attributes of the Joint Venture Company

TCL Mobile and Alcatel believe that the joint venture company will enable them to join together their respective strengths in the competitive mobile handset market and potentially deliver a fast growing and profitable handset business in the global market.

NOT FOR DISTRIBUTION IN THE UNITED STATES
TCL Mobile and Alcatel believe that some of the main potential benefits are:

•	Diverse market coverage: TCL Mobile and Alcatel have complementary handset sales and distribution markets with little or no overlap. The joint venture and TCL Mobile combined are expected to have an extensive sales network offering coverage in China, Latin America, Europe and the rest of the world addressing major operators and distributors. It is further envisaged that JVCo will benefit from ownership of all Alcatel mobile handset patents and from licenses of other patents — together allowing JVCo to compete effectively in the international markets.

•	Strong Brand and International Profile: Alcatel intends to grant to the joint venture company a license to use the Alcatel brand name for handsets sales and distribution, building on the brand’s strength in the telecommunications industry globally.

•	Manufacturing and Cost Synergies: Existing relationships between Alcatel and key suppliers are expected to continue to benefit the joint venture. In the future, TCL Mobile intends to enter into manufacturing agreements with the joint venture to capture production synergies by leveraging its low-cost production base, as well as creating greater manufacturing and supply chain management economies of scale as volumes increase.

•	Technology upgrade and Best Practices: The joint venture company can gain access to low-cost engineering talent in China, while TCL Mobile can gain access to the GSM handset technical know-how. The testing and validation methods contributed by Alcatel to the joint venture company are expected to enhance quality control and in turn, increase product competitiveness.

•	Combined R&D: the joint venture is expected to build upon the strong R&D platform that currently exists under Alcatel, with a focus on high-end products. R&D co-operation between TCL Mobile and the joint venture company is expected to deliver R&D cost synergies and increase the pace of product roll-outs.

About TCL Corporation
 TCL Corp is a major PRC conglomerate that designs, develops, manufactures and markets a wide range of the electronic, telecommunications, information technology and electrical products. For further information on TCL Corp, please visit www.tcl.com.

About TCL Communication Technology Holdings Limited
 TCL Communication Technology Holdings Limited. is a subsidiary of TCL Corporation and the intended holding company of Huizhou TCL Mobile Communication Co., Ltd. (TCL Mobile) after corporate restructuring. TCL Mobile is a hi-tech company committed to the R&D, manufacturing and sales of mobile terminal products. In 2003, TCL Mobile reported mobile handset sales of 9.84 million units, with RMB9.4 billion in revenue. For further information on TCL Mobile , please visit www.tclmobile.com.cn.

About Alcatel
 Alcatel SA (Paris :CGEP.PA and NYSE: ALA) provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of Euro 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, please visit http://www.alcatel.com/.

TCL Corp Press Contacts
Denise Guo	Tel : +86 752 2288 383	guow@tcl.com
TCL Corp Investor Relations
Chen Hua Ming	Tel : +86 752 2288 389	chenhm@tcl.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel : +33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Régine Coqueran / HQ	Tel : +33 (0)1 40 76 49 24	Regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com